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RECEIVED MAR 12 2015 SEC MAIL PROCESSING SECTION WASH., DC 124

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69176

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harvest Krane Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 Third Avenue
(No. and Street)

New Yotk	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maureen O'Brien, CCO 845.231.2120
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Summit LLC
(Name – *if individual, state last, first, middle name*)

999 18th Street, #3000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- (●) Certified Public Accountant
- ( ) Public Accountant
- ( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 3/18/15

OATH OR AFFIRMATION

I, Maureen O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harvest Krane Investments LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF COLUMBIA

Signature

Chief Compliance Officer

Title

Sworn to before me this 11th day of March 2015

Notary Public

Tacy Schunk
Notary Public, State of New York
Qualified in Columbia County
Reg. No. 04SC6296309
My Commission Expires Jan 27, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARVEST KRANE INVESTMENTS, LLC

Financial Statements
For the Year Ending December 31, 2014
In accordance with Rule 17A-5(d)

Summit LLC
Certified Public Accountants

HARVEST KRANE INVESTMENTS, LLC

TABLE OF CONTENTS

	Page(s)
Independent Registered Public Accounting Firm's Report	3 - 4
Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes in Members' Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9 - 11
Supplementary Schedules:	
I. Computation of Net Capital Pursuant to Net Capital Rule 15c3-1 included in the Company's Corresponding Unaudited Form X-17A-5 Part II Filing	12
Reconciliation of the Computation of Net Capital Pursuant to Net Capital Rule 15c3-1 included in the Company's Corresponding Unaudited Form X-17A-5 Part II Filing	13
II. Computation for Determination of Reserve Requirements Under Rule 15c3-3	14
III. Information Relating to Possession or Control Requirements Under Rule 15c3-3	14
Independent Registered Public Accounting Firm's Report on Management's Assertions Regarding Exemption Claimed from Rule 15c3-3	15
Exemption Report Requirement for Broker/Dealers Under Rule 17a-5 of the Securities and Exchange Act of 1934	16
Independent Accountant's Report on Applying Agreed Upon Procedures	S1 - S2
SIPC Assessment Reconciliation Pursuant to Form SIPC 7	S3

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members of
Harvest Krane Investments, LLC

We have audited the accompanying financial statements of Harvest Krane Investments, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Harvest Krane Investments, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Harvest Krane Investments, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules listed below have been subjected to audit procedures performed in conjunction with the audit of Harvest Krane Investments, LLC's financial statements.

- Schedule I, Computation of Net Capital Under Rule 15c3-1.
- Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption).
- Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption).

The supplemental information is the responsibility of Harvest Krane Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Summit llc

Denver, Colorado
March 10, 2015

HARVEST KRANE INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	108,534
Commissions receivable		9,383
Due from affiliate		6,350
Prepaid expenses and other assets		10,298
	$	**134,565**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	24,762
Total liabilities		24,762
COMMITMENTS AND CONTINGENCIES (Notes 4, 5 and 6)		
MEMBERS' EQUITY (Note 3):		
Member's equity		109,803
Total members' equity		109,803
	$	**134,565**

The accompanying notes are an integral part of this statement.

HARVEST KRANE INVESTMENTS, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014

REVENUE:		
Commissions revenue	$	89,854
Other income		18,096
Total revenue		107,950
EXPENSES:		
Payroll and related		221,154
Rent and occupancy		28,087
Insurance		6,731
Professional		34,726
Travel and entertainment		22,804
General and administrative		2,260
Licenses, agreements and permits		12,473
Total expenses		328,235
NET LOSS	**$**	**(220,285)**

The accompanying notes are an integral part of this statement.

HARVEST KRANE INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2014

		Members' Equity
BALANCES, December 31, 2013	$	30,088
Contributions		300,000
Distributions		-
Net loss		(220,285)
BALANCES, December 31, 2014	**$**	**109,803**

The accompanying notes are an integral part of this statement.

HARVEST KRANE INVESTMENTS, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(220,285)
Adjustments to reconcile net income(loss) to net cash provided by operating activities:		
Increase in commissions receivable		(6,868)
Decrease in prepaid expense and other assets		(2,883)
Decrease in due to affiliate		(3,420)
Increase in accounts payable and accrued expenses		24,762
Net cash provided by operating activities		(208,694)
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Contributions by members		300,000
Distributions to members		-
Net cash used in financing activities		300,000
NET INCREASE IN CASH		91,306
CASH, at beginning of year		23,578
CASH, at end of year	**$**	**114,884**

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Harvest Krane Investments, LLC (the "Company" or "Firm") is a Limited Liability Company formed under the laws of the State of Delaware on August 20, 2012. The Firm is a FINRA member broker dealer approved as of 05/23/2013 and operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i). Its members have limited personal liability for obligations or debts of the entity. The Company was organized in August 2012 and is a member of Financial Industry Regulatory Authority ("FINRA").

The Company, under rule 15c3-3(k)(1), is exempt from the customer reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer transactions.

Commission Income & Revenue Recognition

Commission income related to the service and maintenance of accounts held with mutual fund companies is recognized when earned. Such commission income is based on the amount of assets within the mutual fund company attributable to the Company's placement and sales activities.

Receivable from Commissions

Commissions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Income Taxes

The Company made an election to be taxed as a limited liability company under the Internal Revenue Code and as such the Company is not subject to federal income taxes. Accordingly, there is no provision for income taxes included in the accompanying financial statements except for state franchise taxes and fees. All income and expenses are reported by the Company's members on their respective tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurement

The Financial Accounting Standards Board issued FASB ASC 820 (Accounting Standards Codification 820, "Fair Value Measurements and Disclosures") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The company does not hold any positions besides cash as of December 31, 2014.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2014, the Company had net capital and net capital requirements of $83,772 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .27 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. During 2014, the Company fell below the minimum net capital requirements for several days and was required to notify all required regulatory bodies. The Company made all required notifications and ceased operations until additional capital was contributed and had sufficient net capital to operate.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company and an affiliate are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous. Prior to 2014, an expense sharing agreement existed between these entities and their parent. This arrangement was terminated in 2014 and no services and payments were provided in 2014.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company has entered into agreements with several investment managers. Currently, the Company receives a fee-based commission based on the net asset value of the underlying mutual fund. The company currently is only receiving commissions from one mutual fund.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including cash, receivables, other assets and payables are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The mutual fund pays the Company fee-based commission based on the net asset value of the underlying mutual fund. In the event the Company does not satisfy its terms, the agreement may result in termination.

There exists an investment risk that revenues may be significantly influenced by market conditions, such as volatility, resulting in investor-placed funds losing value. If the markets should move against positions held by the mutual fund, and if the mutual fund is not able to offset such losses, the mutual fund could lose all of its assets. The Company would, therefore, lose its sole source of income.

The Company may from time to time be involved in various other legal actions arising in the normal course of business. In the opinion of management, the Company's liability, if any, in these pending actions would not have a material adverse effect on the financial positions of the Company. The Company's general and administrative expenses would include amounts incurred to resolve claims made against the Company. For the year ended and as of December 31, 2014, the Company is not involved in any legal actions, arbitration claims or guarantees that might result in a loss or future obligation. The Company's parent is involved in litigation claims with an affiliate currently which may have an effect on the future operations of the Company. Those claims have not been resolved and are still pending.

NOTE 7 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through March 10, 2015 which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

HARVEST KRANE INVESTMENTS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING
DECEMBER 31, 2014

CREDIT:		
Members' equity	$	109,803
DEBITS:		
Nonallowable assets		
Commissions receivable		9,383
Due from affiliate		6,350
Prepaid expenses and other assets		10,298
Total debits		26,031
NET CAPITAL		83,772
Minimum requirements of 6 2/3% of aggregate indebtedness of $23,021 or $5,000, whichever is greater		5,000
Excess net capital	**$**	**78,772**
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	**$**	**24,762**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.30 to 1**

HARVEST KRANE INVESTMENTS, LLC
SCHEDULE I
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2014

NET CAPITAL PER COMPANY'S UNAUDITED		
FORM X-17A-5 PART II FILING	$	85,513
Adjustments:		
Increase in nonallowable assets		(1,500)
Decrease in rent expense		1,500
Increase in accounts payable and accrued expenses		(1,741)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**83,772**

HARVEST KRANE INVESTMENTS, LLC
SCHEDULES II AND III

DECEMBER 31, 2014

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members of
Harvest Krane Investments, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Harvest Krane Investments, LLC's identified the following provisions of 17 C.F.R. §15c3-3(k) under which Harvest Krane Investments, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof and (2) Harvest Krane Investments, LLC stated that Harvest Krane Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Harvest Krane Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harvest Krane Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Summit llc

Denver, Colorado
March 10, 2015

HARVEST KRANE INVESTMENTS, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2014

To the best knowledge and belief of Harvest Krane Investments, LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2014.

Diane Goodin

Signature

Financial and Operations Principal

Title

Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

INDEPENDENT ACCOUNTANT'S REPORT

To the Members of Harvest Krane Investments, LLC
8 Sound Shore Drive Suite 160
Greenwich, CT 06830

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Harvest Krane Investments, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Harvest Krane Investments, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Harvest Krane Investments, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Summit llc

Denver, Colorado
March 10, 2015

HARVEST KRANE INVESTMENTS, LLC

SIPC ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2014

General Assessment per Form SIPC - 7 including interest	$	270
Less payments made with SIPC - 6		(82)
Amount paid with Form SIPC - 7	**$**	**188**

See Independent Accountant's Report.